BG Financial Group, Inc.

CERTIFICATE FOR SHARES OF CAPITAL STOCK

ISSUED TO

DATED

For Value Received, ______ hereby sell, assign and transfer unto ______________________________

______________________________ Shares of the Capital Stock represented by the within Certificate, and do hereby irrevocably constitute and appoint

______________________________ Attorney to transfer the said Stock on the books of the within named Corporation with full power of substitution in the premises.

Dated ______________ ______

In presence of

____

____

NOTICE. THE SIGNATURE OF THIS ASSIGNMENT MUST CORRESPOND WITH THE NAME AS WRITTEN UPON THE FACE OF THE CERTIFICATE, IN EVERY PARTICULAR, WITHOUT ALTERATION OR ENLARGEMENT, OR ANY CHANGE WHATEVER.

INCORPORATED UNDER THE LAWS OF

THE STATE OF
TENNESSEE

NUMBER
2384

SHARES

BG Financial Group, Inc.

Greeneville, Tennessee

COMMON STOCK

This Certifies That

VOIDED

VOIDED

is the owner of

Shares of the Capital Stock of

transferable only on the books of the Corporation by the holder hereof in person or by Attorney upon surrender of this Certificate properly endorsed.

In Witness Whereof, the said Corporation has caused this Certificate to be signed by its duly authorized officers and its Corporate Seal to be hereunto affixed this _____ day of _____ A.D. 20___

_____
President

_____
Secretary